
Mail Stop 7010

May 15, 2006

Via U.S. mail and facsimile

Mr. Ricardo A. Salas
President and Chief Executive Officer
Liquidmetal Technologies, Inc.
25800 Commercentre Drive, Suite 100
Lake Forest, CA 92630

>   **Re: Liquidmetal Technologies, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 19, 2006**
>   **File No. 333-130251**
>
>   **Form 10-K/A for the fiscal year ended December 31, 2005**
>   **Filed April 25, 2006**
>   **File No. 001-31332**
>
>   **Form 10-Q/A for the fiscal quarter ended September 30, 2005**
>   **Filed March 16, 2006**
>   **File No. 001-31332**

Dear Mr. Salas:

        We have reviewed your amended filings and response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We read your response to comment three of our letter dated January 5, 2006 and reissue this comment with respect to the second paragraph on the cover page of your prospectus. In this regard, we note that Rule 416 of Regulation C may not be used to register for resale an indeterminate number of shares resulting from the operation of a conversion formula.

2.   We read your response to comment four of our letter dated January 5, 2006. It does not appear that you revised footnote (3) on page 23 as you detailed in this response. Please revise accordingly.

3.   We note the disclosure in your Form 8-K filed on April 25, 2006. Please revise your prospectus accordingly.

Our convertible notes and warrants contain anti-dilution provisions…, page 17

4.   Please revise to illustrate the potential dilution resulting from the triggering of the anti-dilution provisions.

Forward-Looking Statements, page 8

5.   Please delete the statement in the fourth sentence of the first paragraph regarding security holder reliance, as this statement suggests you do not have responsibility under the federal securities laws for all of the information contained in your prospectus.

Notes Payable, Page F-21

6.   We note your response to comment 36 of our letter dated January 5, 2006 and your restatement to record the embedded conversion feature related to your August 2005 Notes as a liability. Please clarify for us the discerning components of the July 2007 Notes that make their conversion features conventional convertible instruments under EITF 00-19 as compared to the August 2005 Notes.

Form 10-K/A for the fiscal year ended December 31, 2005

Item 9A. Controls and Procedures, page 3

7.   We refer you to comment 45 of our letter dated January 5, 2006 and note that it does not appear that you complied with comment 13 of our letter dated January 5, 2006. Please revise the fifth paragraph accordingly. Please also comply with this comment on pages 14, 15 and 36 of your Form 10-Q/A for the fiscal quarter ended September 30, 2005.

8.   We note your disclosure controls and procedures were "not effective" as of December 31, 2005 based primarily on the noted material weaknesses in internal control over financial reporting, yet you disclose in your updated Management's Assessment of Internal Control Over Financial Reporting that the material weaknesses were remediated as of December 31, 2005. Please

> explain why your disclosure controls and procedures were "not effective" in light of your assessment of "effective" internal controls over financial reporting as of December 31, 2005.

Exhibit 5.1

9. We note the qualification in the first sentence of the third paragraph. Please be advised that counsel must opine on the corporate laws of the jurisdiction of the incorporation of your company. In this regard, it appears that your company is incorporated in the State of Delaware. Please have counsel revise its opinion to opine on the corporate laws of the State of Delaware.

10. We note the qualification set forth in the second sentence of the third paragraph. Counsel may not limit its opinion in this manner. Please have counsel revise its opinion accordingly.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Curt P. Creely
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, FL 33602